UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Appointment of Heather J. McGregor to Board of Directors of International Game Technology PLC

On March 9, 2017, International Game Technology PLC (the “Company”) issued a news release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference, announcing the appointment of Heather J. McGregor to its Board of Directors, effective March 8, 2017.  McGregor will receive on a pro rata basis for the remainder of the year the compensation currently paid to non-employee directors as disclosed in the Company’s Form 20-F.

Exhibit Number	Description

99.1	Press Release “International Game Technology PLC Announces Appointment of Heather J. McGregor to Board of Directors,” dated March 9, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2017	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release “International Game Technology PLC Announces Appointment of Heather J. McGregor to Board of Directors,” dated March 9, 2017